FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February, 2005

Wheaton River Minerals Ltd.

(Translation of registrant's name into English)

Suite 1560, 200 Burrard Street, Vancouver, British Columbia V6C 3L6 CANADA

(Address of principal executive offices)

              Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F               Form 40-F  ___X__

              Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes          No __X__

              If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   82-________________

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Wheaton River Minerals Ltd.
(Registrant)

Date: February 8, 2005	By: /s/ Peter Barnes
Name

Its: Executive Vice-President and Chief Financial Officer
(Title)

FOR IMMEDIATE RELEASE	Toronto Stock Exchange: WRM
February 8, 2005	American Stock Exchange: WHT

Goldcorp Board Confirms Its Support for Wheaton River Transaction

Vancouver, British Columbia: February 8, 2005 -- Wheaton River Minerals Ltd. (TSX:WRM) (AMEX:WHT) announced that it has been advised by Goldcorp Inc. that its board of directors recommends that Goldcorp shareholders reject the amended offer by Glamis Gold Ltd. for Goldcorp shares and vote in favour of the Wheaton River/Goldcorp transaction as the superior alternative.

"I am pleased that the Goldcorp board has confirmed its support of our transaction," said Wheaton River CEO Ian Telfer.  "The New Goldcorp will be the lowest-cost million-ounce gold producer in the world.  With a low risk profile, world-class assets and an exceptional balance sheet, the New Goldcorp will be uniquely positioned in the gold industry."

Wheaton River and its board of directors have also been advised by Goldcorp that it intends to pay a cash dividend of US$0.50 per share to Goldcorp shareholders upon the successful completion of the Wheaton River/Goldcorp transaction.  This dividend would not be received by Wheaton River shareholders who tender their shares to the Goldcorp offer.  The payment of this dividend will have no material impact on the pro forma financial statements contained in the Goldcorp take-over bid circular dated December 29, 2004 or on earnings per share and other similar financial calculations of the combined Wheaton River/Goldcorp.

The board of directors of Wheaton River, on the recommendation of the Special Committee of its board of directors formed to consider the Goldcorp offer, has determined that the payment of the dividend does not materially impact the benefits of the transaction for Wheaton River, and continues to be of the view that the Goldcorp transaction is in the best interests of Wheaton River shareholders.  In this regard, the Special Committee and the board of directors of Wheaton River have received an opinion from independent financial advisor Merrill Lynch, Pierce, Fenner & Smith Incorporated that as at February 7, 2005, the exchange ratio under the Goldcorp offer of 0.25 of a Goldcorp share for each Wheaton River share continues to be fair from a financial point of view to Wheaton River shareholders.

The board of directors of Wheaton River continues to recommend that Wheaton River shareholders ACCEPT the Goldcorp offer and TENDER their common shares to the Goldcorp offer.

Wheaton River reminds shareholders that the expiry date for the Goldcorp offer is 5:00 p.m. (Vancouver time) on February 14, 2005.  Shareholders with questions about how to tender their shares to the Goldcorp offer should contact:

KINGSDALE SHAREHOLDER SERVICES INC.

Call Toll Free:  1-866-749-5464

Where to Find Additional Information About the Transaction

This press release is neither an offer to purchase securities nor a solicitation of an offer to sell securities. Goldcorp has filed a take-over bid circular with Canadian securities regulatory authorities and a registration statement and prospectus and tender offer statement with the United States Securities and Exchange Commission.  Wheaton River has filed a directors' circular with respect to the offer with Canadian securities regulatory authorities and a solicitation/recommendation statement with the United States Securities and Exchange Commission.  Investors and shareholders are strongly advised to read such documents, as well as any amendments and supplements to such documents, because they contain or will contain important information.  Investors and shareholders may obtain a free copy of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement and certain other offer documents, as well as the directors' circular, at www.sedar.com or from the Securities and Exchange Commission's website at www.sec.gov. Free copies of the take-over bid circular, the related letter of transmittal and the registration statement and prospectus and tender offer statement can also be obtained by directing a request to Goldcorp. Free copies of the directors' circular can also be obtained by directing a request to Wheaton River at the address referred to below.

For further information, please contact:

Julia Hasiwar
Director, Investor Relations
Wheaton River Minerals Ltd.
Waterfront Centre
1560-200 Burrard Street
Vancouver, British Columbia  V6C 3L6

Telephone: 604-696-3011
Fax: (604) 696-3001
e-mail: ir@wheatonriver.com
website:  www.wheatonriver.com